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Exhibit 99(a)(5)(B)

FOR IMMEDIATE RELEASE	Contacts:	Kristin Southey Vice President, Investor Relations Activision Blizzard, Inc. (310) 255-2635 ksouthey@activision.com
Maryanne Lataif Vice President, Corporate Communications Activision Blizzard, Inc. (310) 255-2704 mlataif@activision.com

ACTIVISION BLIZZARD ANNOUNCES SELF-TENDER OFFER

        Santa Monica, CA—July 16, 2008—Activision Blizzard, Inc. (Nasdaq: ATVID) announced today the commencement of a tender offer to purchase up to 146,500,000 shares of its outstanding common stock at a price of $27.50 per share representing approximately 22% of Activision Blizzard's outstanding common stock as of July 9, 2008.

        The tender offer will expire at 5:00 p.m., Eastern Daylight Time, on Wednesday, August 13, 2008, unless extended. The tender offer is being made in connection with the business combination between Activision, Inc., now known as Activision Blizzard, Inc., and Vivendi Games, Vivendi's interactive entertainment business—which includes Blizzard Entertainment's® World of Warcraft®. Under the terms of the business combination agreement, Activision Blizzard agreed to commence the tender offer within five business days after the closing of the business combination, which occurred on July 9, 2008. The tender offer is subject to the terms and conditions specified in the offer to purchase, the letter of transmittal, and other related materials that are being mailed to holders of Activision Blizzard's common stock.

        Copies of the offer to purchase, letter of transmittal and other related materials may be obtained at Activision Blizzard's expense from the information agent, Morrow & Co., LLC at 479 West Avenue, Stamford, CT 06902. Banks and brokerage firms please call (203) 658-9400 and all others call (800) 245-1502 (toll-free).

        Questions regarding the tender offer should be directed to Morrow & Co., LLC at (800) 245-1502 (toll-free).

About Activision Blizzard

        Headquartered in Santa Monica, California, Activision Blizzard, Inc. is a worldwide pure-play online and console game publisher with leading market positions across all categories of the rapidly growing interactive entertainment software industry.

        Activision Blizzard maintains operations in the U.S., Canada, the United Kingdom, France, Germany, Ireland, Italy, Sweden, Spain, Norway, Denmark, the Netherlands, Romania, Australia, Chile, India, Japan, China, the region of Taiwan and South Korea. More information about Activision Blizzard and its products can be found on the company's website, www.activisionblizzard.com.

Certain Information Regarding the Tender Offer

        The information in this press release describing Activision Blizzard's self tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Activision Blizzard's common stock in the self tender offer. The self tender offer is being made only pursuant to the offer to purchase and the related materials that Activision Blizzard will distribute to its stockholders. Stockholders should read the offer to purchase and the related materials carefully because they contain important information, including the various terms and conditions of the self tender offer. Stockholders of Activision Blizzard will be able to obtain a free copy of the self Tender Offer Statement on Schedule TO (including the offer to purchase) and other documents that Activision Blizzard will be filing with the Securities and Exchange Commission from the SEC's website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Morrow & Co. LLC, the information agent for the self tender offer, toll free at (800) 245-1502. Stockholders are urged to carefully read these materials prior to making any decision with respect to the self tender offer. Stockholders and investors who have questions or need assistance may call Morrow & Co., LLC, the information agent for the self tender offer, toll free at (800) 245-1502.

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  Exhibit 99(a)(5)(B)
ACTIVISION BLIZZARD ANNOUNCES SELF-TENDER OFFER